# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIM ACQUISITION CORP. I, CIK 0002014982
CUSIP: G8431T101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 78 SW 7th Street, Suite 500, Miami, Florida (FL), 33130
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002026210

## Reporting persons
- SIM Sponsor 1 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,466,669; shared voting power 0; sole dispositive power 7,466,669; shared dispositive power 0; aggregate amount beneficially owned 7,466,669 (24.5% of the class)
  Comment: The 7,466,669 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-280274). SIM Sponsor 1 LLC is the record holder of the Class B Ordinary Shares reported herein. Erich Spangenberg, Chairman and Chief Executive Officer of the Issuer, and David Kutcher, Chief Financial Officer of the Issuer, are the managing members of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC and have voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC. The 7,466,669 founder shares referred to in Rows 5, 7, and 9 exclude 4,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024 and assumes conversion of the 7,466,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC.
- Conroy Partners LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,466,669; sole dispositive power 0; shared dispositive power 7,466,669; aggregate amount beneficially owned 7,466,669 (24.5% of the class)
  Comment: The 7,466,669 founder shares referred to in Rows 6, 8, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-280274). SIM Sponsor 1 LLC is the record holder of the Class B Ordinary Shares reported herein. Erich Spangenberg, Chairman and Chief Executive Officer of the Issuer, and David Kutcher, Chief Financial Officer of the Issuer, are the managing members of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC and have voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC. The 7,466,669 founder shares referred to in Rows 5, 7, and 9 exclude 4,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024 and assumes conversion of the 7,466,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC.
- Erich Spangenberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,466,669; sole dispositive power 0; shared dispositive power 7,466,669; aggregate amount beneficially owned 7,466,669 (24.5% of the class)
  Comment: The 7,466,669 founder shares referred to in Rows 6, 8, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-280274). SIM Sponsor 1 LLC is the record holder of the Class B Ordinary Shares reported herein. Erich Spangenberg, Chairman and Chief Executive Officer of the Issuer, and David Kutcher, Chief Financial Officer of the Issuer, are the managing members of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC and have voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC. The 7,466,669 founder shares referred to in Rows 5, 7, and 9 exclude 4,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024 and assumes conversion of the 7,466,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC.
- David Kutcher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,466,669; sole dispositive power 0; shared dispositive power 7,466,669; aggregate amount beneficially owned 7,466,669 (24.5% of the class)
  Comment: The 7,466,669 founder shares referred to in Rows 6, 8, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-280274). SIM Sponsor 1 LLC is the record holder of the Class B Ordinary Shares reported herein. Erich Spangenberg, Chairman and Chief Executive Officer of the Issuer, and David Kutcher, Chief Financial Officer of the Issuer, are the managing members of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC and have voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC. The 7,466,669 founder shares referred to in Rows 5, 7, and 9 exclude 4,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024 and assumes conversion of the 7,466,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC.

## Item 1. Issuer
Name of issuer: SIM ACQUISITION CORP. I
Address of issuer's principal executive offices: 78 SW 7th Street, Suite 500, Miami, Florida 33130

## Item 2. Person Filing
Name of person filing: SIM Sponsor 1 LLC, Conroy Partners LLC, Erich Spangenberg and David Kutcher (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 78 SW 7th Street, Suite 500, Miami, Florida 33130
Citizenship: Each of SIM Sponsor 1 LLC and Conroy Partners LLC is a limited liability company formed in Delaware. Each of Erich Spangenberg and David Kutcher is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Persons may be deemed to beneficially own 7,466,669 of the Issuer's Class B Ordinary Shares. Erich Spangenberg, Chairman and Chief Executive Officer of the Issuer, and David Kutcher, Chief Financial Officer of the Issuer, are the managing members of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC and have voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 7,466,669 Class B Ordinary Shares owned by the Reporting Persons constitute 24.5% of the total number of Class A Ordinary Shares issued and outstanding as of November 14, 2024 and assuming the conversion of all 7,466,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-280274). The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024 and assuming the conversion of all 7,466,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC.
Sole power to vote or to direct the vote: SIM Sponsor 1 LLC: 7,466,669 Conroy Partners LLC: 0 Erich Spangenberg: 0 David Kutcher: 0
Shared power to vote or to direct the vote: SIM Sponsor 1 LLC: 0 Conroy Partners LLC: 7,466,669 Erich Spangenberg: 7,466,669 David Kutcher: 7,466,669
Sole power to dispose or to direct the disposition: SIM Sponsor 1 LLC: 7,466,669 Conroy Partners LLC: 0 Erich Spangenberg: 0 David Kutcher: 0
Shared power to dispose or to direct the disposition: SIM Sponsor 1 LLC: 0 Conroy Partners LLC: 7,466,669 Erich Spangenberg: 7,466,669 David Kutcher: 7,466,669

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated February 12, 2025.

## Signatures
- SIM Sponsor 1 LLC: /s/ David Kutcher, Co-Managing Member (02/12/2025)
- Conroy Partners LLC: /s/ David Kutcher, Co-Managing Member (02/12/2025)
- Erich Spangenberg: /s/ Erich Spangenberg, Individual (02/12/2025)
- David Kutcher: /s/ David Kutcher, Individual (02/12/2025)